File Number: ~~82-4991~~ 82-3023

SUPPL

GOLDEN HOPE MINES LIMITED

1320- 4 King Street West
Toronto, ON M5H 1B6

Tel.: 416-363-1240
Fax: 416-864-0175

RECEIVED SEP 07 2005 PROCESSING SECTION 213

August 30, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.
U.S.A. 20549

05011107

Gentlemen:

Enclosed is information, which *Golden Hope Mines Limited* has made public pursuant to the laws of the Provinces of Ontario, Quebec, Alberta and British Columbia, Canada.

The following materials are being furnished pursuant to Rule 12g3-2(b):

(a) Unaudited financial statements dated June 30, 2005
(b) Management Discussion & Analysis dated June 30, 2005

PROCESSED
SEP 12 2005
THOMSON FINANCIAL

Please contact the undersigned if you have any questions.

Yours truly,
Golden Hope Mines Limited

Ronald Haller
Secretary

dlw 9/12

GOLDEN HOPE MINES LIMITED
(INCORPORATED UNDER THE LAWS OF THE PROVINCE OF ONTARIO)
BALANCE SHEET
(Unaudited without review by auditor)

	June 30, 2005	Dec 31, 2004
ASSETS		
Current		
Cash	$ 308	$ 208
GST receivable	9,775	9,633
	10,083	9,841
Mining properties and deferred exploration expenditures (Note 2)	7,153,340	7,124,867
	$ 7,163,423	$ 7,134,708
LIABILITIES		
Current		
Accounts payable (Note 5)	$ 697,678	$ 676,492
Due to related parties (Note 4)	231,101	209,931
	928,779	886,473
SHAREHOLDERS' EQUITY		
Stated capital (Note 3)		
Authorized:		
Unlimited common shares		
Issued:		
24,151,829 common shares (2004 – 23,851,829)	9,709,237	9,679,237
Contributed Surplus	48,103	48,103
Deficit	(3,522,696)	(3,479,055)
	6,234,644	6,248,285
	$7,163,423	$7,134,708

See Notes to Financial Statements

GOLDEN HOPE MINES LIMITED
STATEMENT OF OPERATIONS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2005
(Unaudited without review by auditor)

	2005	2004
Expenses:		
Shareholders' information	$ 19,071	$ 28,710
General and administrative	15,570	43,517
Management fees	9,000	9,000
Net loss for the period	43,641	81,227
Deficit, beginning of period	3,479,055	3,336,924
Deficit, end of period	$3,522,696	$3,418,151
Loss per common share	$ 0.002	$ 0.004
Weighted Average Number Outstanding of Shares	23,901,829	22,201,829

See Notes to Financial Statements

File Number: 82-4991

GOLDEN HOPE MINES LIMITED
STATEMENT OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2005
(Unaudited without review by auditor)

Expenses:	2005	2004
Shareholders' information	$ 11,159	$ 14,032
General and administrative	9,161	24,959
Management fees	4,500	4,500
Net loss for the period	24,820	43,491
Deficit, beginning of period	3,497,876	3,374,660
Deficit, end of period	$3,522,696	$3,418,151
Loss per common share	$ 0.001	$ 0.002
Weighted Average Number Outstanding of Shares	23,901,829	22,201,829

See Notes to Financial Statements

GOLDEN HOPE MINES LIMITED
STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2005
(Unaudited without review by auditor)

	2005	2004
CASH PROVIDED BY (USED IN):		
Operations:		
Net loss	$(43,641)	$(81,227)
Net change in non-cash components of working capital		
Decrease (increase) in accounts receivable	(142)	597
Increase in accounts payable	21,186	70,993
	(22,597)	(9,637)
Financing Activities:		
Sale of common shares for cash	30,000	-
Advances from related parties	21,170	36,550
	51,170	36,550
Investing Activities:		
Mining claims and deferred exploration expenditures	(28,473)	(20,242)
Increase in cash	100	6,671
Cash, beginning of period	208	289
Cash, end of period	$ 308	$ 6,960

See Notes to Financial Statements

File Number: 82-4991

GOLDEN HOPE MINES LIMITED
STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2005
(Unaudited without review by auditor)

	2005	2004
CASH PROVIDED BY (USED IN):		
Operations:		
Net loss	$(24,820)	$(43,491)
Net change in non-cash components of working capital		
Decrease in accounts receivable	96	1,900
Increase in accounts payable	1,720	27,118
	(23,004)	(14,473)
Financing Activities:		
Sale of common shares for cash	30,000	-
Advances from related parties	10,420	18,350
	40,420	18,350
Investing Activities:		
Mining claims and deferred exploration expenditures	(17,284)	-
Increase in cash	132	3,877
Cash, beginning of period	176	3,083
Cash, end of period	$ 308	$ 6,960

See Notes to Financial Statements

GOLDEN HOPE MINES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2005
(Unaudited without review by auditor)

Note 1

Summary of Significant Accounting Policies

Continued Operations

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. Adverse conditions cast doubt upon the validity of this assumption. The future of the Company is dependent upon the Company's ability to obtain sufficient cash from external financing and generating future revenues.

If the going concern assumption was not appropriate, then adjustments would be necessary in the carrying values of the assets and liabilities, expenses and balance sheet classifications used.

Use of Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses. Actual results could differ from those estimates.

Financial Instruments

The Company's financial instruments include cash, receivable, accounts payable and amounts due to related parties. Unless otherwise noted it is management's opinion that the Company is not exposed to significant interest rate, currency and credit risks arising from these financial instruments. The fair value of the short-term financial instruments approximates their market value.

Loss Per Share

The loss per share figure has been calculated using the weighted average number of shares outstanding during the period after giving effect to the share consolidation.

Effective January 1, 2001, the Company adopted the new recommendations of the Candian Institute of Chartered Accountants with respect to earnings per share. Under this method, fully diluted earnings per share are calculated using the "treasury stock" method, replacing the previous method of "imputed earnings per share". The new recommendations have been applied on a retroactive basis.

Nature of Operations

The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

Mineral Properties

Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.
Exploration expenditures relating to mineral properties are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.
The cost of properties abandoned or sold and the deferred exploration expenditures relating to properties abandoned or sold are charged to deficit in the current year.
If in the opinion of management the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and accordingly the carrying values will be written down to a nominal carrying value.

Administrative Expenses

Administrative expenses are charged to operations in the current year.

Note 2

Mining Properties and Deferred Exploration Expenditures

	Opening	Expenditures	Closing
a) Bellechasse, Panet and Ware Townships, Quebec			
Acquisition	$ 654,353	-	$ 654,353
Exploration	6,460,336	28,473	6,488,809
	7,114,689	28,473	7,143,162
b) Clarence Stream and Otish Mountain			
Acquisition	5,408	-	5,408
Exploration	4,770	-	4,770
	10,178	-	10,178
	$ 7,124,867	$ 28,473	$7,153,340

a) Bellechasse, Panet and Ware Townships Property

The Company holds a block of contiguous claims subject only to a 10% net profits royalty. The claims were acquired from Gold Belt Mining Ltd., a company that is associated with the president and a director of the company.

Pursuant to an agreement dated August 13, 1990, as amended, the Company acquired an option to earn a 100% interest in 4 claims for $400,000, subject only to a 5% net profits royalty on net profits in excess of $250,000.

b) Clarence Stream and Otish Mountain

The Company has the following claims:

50% interest in 46 claims in the Clarence Stream area, New Brunswick
32 units in Otish Mountain area of Northern Quebec, acquired by staking

Note 3

Common Shares

During the period, options were exercised to purchase 300,000 common shares at $0.10 for $30,000. On July 5, 2005, the Company issued 900,000 flow thru common shares, at a price of $0.10 per share, with the $90,000 proceeds being used to further exploration on the property in Bellechasse, Paner and Ware Townships, Quebec. On August 2, 2005, the Company entered into a private placement of $100,000 consisting of the purchase of 1,000,000 common shares of the Company at a price of $0.10 per share, with warrants attached to purchase 1,000,000 shares exercisable at $0.15 per share, expiring August 2, 2007.

Options

As at June 30, 2005, directors and officers had options to purchase: 400,000 common shares at $0.20 per share expiring June 2, 2007; 44,000 common shares at $0.20 expiring June 15, 2009; 50,000 common shares at $0.20 expiring July 6, 2009; 32,000 common shares at $0.20 expiring April 4, 2010, 104,000 common shares at $0.25 expiring May 19, 2010, 29,000 common shares at $0.10 expiring January 23, 2008 and 200,000 common shares at $0.15 expiring February 27, 2008.

Warrants

As at June 30, 2005, there were warrants to purchase 1,000,000 common shares exercisable at $0.20 per share, expiring November 11, 2005.

Note 4

Related Party Transactions

1. During the period, 154327 Canada Inc. was entitled to receive $9,000 (2004 - $9,000) for management services rendered. As at June 30, 2005 the total amount owing to 154327 Canada Inc. for current and past services was $81,000 (2004 - $63,000). The President of the Company owns 154327 Canada Inc.

2. As of June 30, 2005, the amount of $150,101 (2004 - $126,731) was owing to the President of the Company who is also a director. During the period, the President of the Company was entitled to reimbursement of expenses of $12,170 (2004 - $13,850) for executive office services.

Note 5

Accounts payable

Included in accounts payable is an accrual for a judgement rendered on December 2, 2004 against the company in the amount of $54,639. At June 30, 2005, this amount is still outstanding and bears interest plus costs.

File Number: 82-4991

GOLDEN HOPE MINES LIMITED
MANAGEMENT DISCUSSION AND ANALYSIS
JUNE 30, 2005

The Bellechasse Gold Project in Southern Quebec is the Company's main property and has been the focus of considerable interest since recent increases in the price of gold.

During 2003-2004, a major drilling program was conducted on the Company's Bellechasse Gold Project. 2,803.3 meters of HQ core and 2,041.0 meters of NQ core were drilled as 31 holes. The work was performed under the terms of a partnership agreement which has since been terminated by the Company.

The Company's drilling objectives were twofold. The first was to verify the character of the deposit, particularly with respect to the spatial distribution and configuration of the gold mineralization as known from surface exposures and to confirm the presumed dimensions of the deposit as evidenced by its surface expression.

The drilled dimensions of the Timmins Zone, the principal occurrence, are similar to its surface indications. A near vertical mineralized gabbro mass was confirmed extending 140 meters northeasterly with confirmed widths of 90 meters at the westerly end and 40 meters at the easterly end. The deepest intersection is 308 meters vertical. There are no noticeable changes in the geological character of the intrusive system, which appears to continue uninterrupted to depth. The same quartz stockwork systems, well exposed at surface, are continuous both laterally and vertically. Likewise, there exists a high, for the most part random, incidence of coarse gold throughout the system, wall to wall and vertically to 308 meters. Fine gold has a broader distribution. Several narrow zones of high-grade values show good continuity not previously recognized. Further details of gold-distribution patterns as revealed by the drilling are forthcoming. For example, as initial sampling results continue to be turned over to the Company, reassessment is revealing the presence of numerous substantial, previously unreported, intervals. These encouraging results will be reported shortly as the data review proceeds.

The second drilling objective, most importantly, was to test the reliability of drill core as a representative sample for a class of a deposit where gold is commonly coarse and "nuggety" in character and irregularly dispersed in a more uniform field of finer gold. Industry experience has shown that nonhomogeneous coarse gold does not accurately respond to sampling by routine drilling methods, the fundamental cause being insufficient sample size. Inadequate analytical procedures also contribute to the problem. Although the drilling confirms a significant gold content in the Bellechasse Gold Project, it is suspected the true content is understated. Typical of the "nugget effect", the first clue was the recognition of major disparity between occurrences of visible gold and corresponding weak to nil gold values in assays for a high percentage of the visible gold occurrences. Whereas the sampling results arguably may be representative of the fine gold content of the core, an equally accurate accounting of coarse gold content is essential to the overall grade composition of the deposit.

Further evidence of the "nugget problem" and the adequacy of core as a representative sample are being documented as part of ongoing research.

The next phase of the investigation will involve further processing of sample rejects and core by total extraction of gold by gravimetric technology. A treatment facility has been established under contract and work is in progress employing a team of experts in the field of coarse gold sampling.

Elsewhere, the Company has arranged to acquire, through a wholly owned subsidiary, a 100% interest in mineral and mining rights to 437 acres in Washington County, Maine, U.S.A.. The property includes at least five notable silver occurrences with associated base metals, partially defined most recently in the

1980's when silver prices were at an all-time high. The Company plans to further test the established mineral systems for large tonnage, bulk mining possibilities comparable to similar silver deposits presently under development elsewhere. Additionally, exploration surveys will be directed to possible new mineral systems beyond the presently defined limits.

For further information regarding the company, contact Peter H. Smith, Ph.D., P.Eng. at (514) 481-3172 or visit **www.goldenhopemines.com**